CERTIFICATE OF TRUST

OF

StrongVest ETF Trust

This Certificate of Trust of StrongVest ETF Trust, a statutory trust (the "Trust"), executed by the undersigned trustee, and filed under and in accordance with the provisions of the Delaware Statutory Trust Act (12 DEL. C.SS.3801 et seq.) (the "Act"), sets forth the following:

FIRST: The name of the statutory trust formed hereby is StrongVest ETF Trust.

SECOND: The address of the registered office of the Trust in the State of Delaware is Corporation Trust Center, 1209 Orange Street, Wilmington, Delaware 19801. The name of the Trust's registered agent at such address is The Corporation Trust Company.

THIRD: The Trust formed hereby is or will become an investment company registered under the Investment Company Act of 1940, as amended (15 U.S.C. ss.ss.80a-1 et seq.).

FOURTH: Pursuant to Section 3804 of the Act, the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to a particular series, whether such series is now authorized and existing pursuant to the governing instrument of the Trust or is hereafter authorized and existing pursuant to said governing instrument, shall be enforceable against the assets associated with such series only, and not against the assets of the Trust generally or any other series thereof, and, except as otherwise provided in the governing instrument of the Trust, none of the debts, liabilities, obligations, costs, charges, reserves and expenses incurred, contracted for or otherwise existing with respect to the Trust generally or any other series thereof shall be enforceable against the assets of such series.

FIFTH: This Certificate of Trust shall be effective upon the date and time of this filing.

In witness whereof, the undersigned, being the sole trustee of StrongVest ETF Trust, has duly executed this Certificate of Trust as of the 14th day of July, 2016.

/s/ D. Kyle Cerminara
D. Kyle Cerminara, Sole Trustee